Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of MARCH 2021	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant’s name into English)

Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi Announces the Closing of the Sale of Impe S.p.A. to the Vita Group

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--March 1, 2021--Natuzzi S.p.A. (the “Company” and, together with its subsidiaries, the “Group”) announced today the successful completion of the transaction contemplated by the agreement that the Company and the Vita Group (or “Vita”) entered into on January 8, 2021 (the “Agreement”).

Pursuant to the Agreement, Vita Italy S.r.l., a wholly-owned subsidiary of The Vita Group, has acquired, effective today, the entire share capital of I.M.P.E. S.p.A., a formerly wholly-owned subsidiary of the Company dedicated to the production of flexible polyurethane foam and based in Naples, Italy.

As previously disclosed, this transaction is part of the Company’s strategy to review its value chain and streamline the Group’s manufacturing processes, focusing on value-added activities within its Italian factories.

About Natuzzi

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is Italy’s largest furniture house and one of the most important global players in the furniture industry with an extensive manufacturing footprint and a global retail network. Natuzzi is the European lifestyle best-known brand in the upholstered furnishings sector worldwide (Brand Awareness Monitoring Report - Ipsos 2018) and has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), OHSAS 18001 certified (Safety on the Workplace) and FSC® certified (Forest Stewardship Council).

About The Vita Group

The Vita Group is Europe’s leading flexible foam solutions provider. Built on 70 years of heritage, Vita develops, manufactures and markets a wide range of value added and differentiated flexible polyurethane foam and Talalay latex and flooring products.

Vita's three divisions – Comfort, Technical and Flooring – cater for customers across a broad set of industries including Bed-in-the-Box mattresses and bedding, furniture, hygiene and medical, mobility, construction and flooring. The company's pan-European operating base is well positioned to serve local, regional and multi-national customers across Europe and provide innovative and value-added products and applications across the world.

Vita has responded to the urgent need for products and materials to support healthcare, care homes, medical and hygiene applications during the COVID-19 emergency. The Company is currently delivering products for medical mattresses, filters for ventilators, PPE mask inserts, and many other healthcare relate products. For more information, please visit www.thevitagroup.com

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve risks and uncertainties that could cause the Company’s actual results to differ materially from those stated or implied by such forward-looking statements. Additional information about potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

Contacts

Natuzzi Investor Relations
Piero Direnzo | tel. +39.080.8820.812 | pdirenzo@natuzzi.com

Natuzzi Corporate Communication
Vito Basile (Press Office) | tel. +39.080.8820.676 | vbasile@natuzzi.com

The Vita Group
Alison Vesey – Corporate Marketing & PR Manager alison.vesey@thevitagroup.com
Gilbert Davids – Managing Director Comfort Division gilbert.davids@thevitagroup.com
Tomas Stachura – Regional Director South Europe tom.stachura@thevitagroup.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date: MARCH 1, 2021	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi